FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
+(86-21) 5292-0720
investor.relations@51job.com

51job, Inc. Reports Second Quarter 2006 Financial Results

SHANGHAI, China, August 7, 2006 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the second quarter of 2006 ended June 30, 2006.

Second Quarter 2006 Financial Highlights:

● ● ● ● ●	Total revenues increased 17.6% over Q2 2005 to RMB173.4 million (US$21.7 million), in line with the Company’s guidance range of RMB170 to RMB180 million
 Gross margin increased to 56.0% compared with 50.2% in Q2 2005
 Net income increased 63.4% over Q2 2005 to RMB26.0 million (US$3.2 million)
 Fully diluted earnings per common share were RMB0.46 (US$0.12 per ADS)
 Excluding share-based compensation expense and foreign currency translation loss, non-GAAP adjusted fully diluted earnings per common share were RMB0.62 (US$0.16 per ADS), at the high end of the Company’s guidance range of RMB0.52 to RMB0.62

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “We are pleased that we achieved revenues and profitability within our expectations for the second quarter. We achieved solid growth in our online recruitment services business in the second quarter by successfully attracting new employers to the online platform, consistently delivering tangible results to HR managers and providing job seekers with the largest and most up-to-date jobs database in China.”

“While we continue to invest meaningful time and resources to strengthen our business for the long term, we are pleased that our efforts to improve efficiency and leverage the scalability of our operating model have resulted in another quarter of significant margin improvement. Gross margin for the second quarter of 2006 improved to 56% from 50% for the same quarter in 2005 and operating margin increased to 18% from 13% for the second quarter of 2005. We remain focused on profitable growth, strategic execution and superior customer service for the remainder of the year,” said Mr. Yan.

Second Quarter 2006 Unaudited Financial Results

Total revenues for the second quarter ended June 30, 2006 were RMB173.4 million (US$21.7 million), an increase of 17.6% from RMB147.4 million for the same quarter in 2005.

Print advertising revenues for the second quarter of 2006 increased 7.2% to RMB97.1 million (US$12.1 million) compared with RMB90.5 million for the same quarter in 2005. The increase was primarily due to a decrease in price discounts for recruitment advertisements placed in 51job Weekly in some cities and price increases for certain products in select markets. The estimated number of print advertising pages generated in the second quarter of 2006 was 3,068 compared with 3,191 pages in the same quarter in 2005. Average revenue per page in the second quarter of 2006 increased 11.5% over the second quarter of 2005 due to higher pricing.

Online recruitment services revenues for the second quarter of 2006 were RMB55.1 million (US$6.9 million), representing a 41.7% growth from RMB38.9 million for the same quarter last year. The increase was principally attributable to greater customer demand for online recruitment services resulting in a higher number of employers using the Company’s online services. Unique employers using the Company’s online recruitment services increased to 43,891 in the second quarter of 2006 compared with 31,098 in the same period last year.

Executive search revenues for the second quarter of 2006 decreased 35.5% to RMB4.5 million (US$0.6 million) from RMB7.1 million for the same quarter last year due to fewer candidate assignments and fewer completed cases. For the second quarter of 2006, other human resource related revenues grew 51.8% to RMB16.7 million (US$2.1 million) from RMB11.0 million in the second quarter last year mainly as a result of increased customer demand for corporate training and business process outsourcing services.

Gross profit for the second quarter of 2006 was RMB91.8 million (US$11.5 million), representing an increase of 31.3% from RMB69.9 million for the same quarter last year. Gross margin, which is equal to gross profit divided by net revenues, was 56.0% in the second quarter of 2006 compared with 50.2% in the same quarter in 2005. The increase in gross margin was mainly due to greater economies of scale, higher prices we charged for print advertising compared with the same period last year and increased revenue contribution from the online services business.

Operating expenses for the second quarter of 2006 were RMB62.4 million (US$7.8 million) compared with RMB51.5 million for the same period last year. Operating expenses as a percentage of net revenues was 38.1% for the second quarter of 2006 compared with 37.0% for the second quarter of 2005. Excluding share-based compensation expenses, operating expenses as a percentage of net revenues was 34.0% for the second quarter of 2006 compared with 34.6% for the second quarter of 2005.

Sales and marketing expenses for the second quarter of 2006 were RMB31.4 million (US$3.9 million) compared with RMB27.4 million for the same quarter in 2005 mainly due to an increase in employee salaries and higher share-based compensation expenses.

General and administrative expenses for the second quarter of 2006 increased to RMB31.0 million (US$3.9 million) from RMB24.2 million in the second quarter last year primarily as a result of higher professional services fees, additional costs from operating a greater number of sales offices, increased share-based compensation expense and higher depreciation expense following the Company’s purchase of the new Zhangjiang office complex.

Income from operations for the second quarter of 2006 increased 60.0% to RMB29.4 million (US$3.7 million) from RMB18.4 million for the same period last year. The Company’s effective tax rate for the second quarter of 2006 decreased to 21.9% from 31.4% in the second quarter of 2005 due to tax exemptions obtained for certain entities.

Net income for the second quarter of 2006 increased 63.4% to RMB26.0 million (US$3.2 million) from RMB15.9 million for the same period in 2005. Fully diluted earnings per common share for the second quarter of 2006 were RMB0.46 (US$0.06) compared with RMB0.28 for the same quarter in 2005. Fully diluted earnings per ADS for the second quarter of 2006 were RMB0.92 (US$0.12) compared with RMB0.55 in the second quarter of 2005.

On January 1, 2006, the Company adopted SFAS No. 123R, which requires companies to measure compensation expense for all share-based payments, including employee stock options, at fair value. The Company recognized total share-based compensation of RMB8.0 million (US$1.0 million) in the second quarter of 2006 compared with RMB3.8 million in the second quarter of 2005 under the previous accounting treatment. Effective from January 1, 2006, the Company has changed its presentation of share-based compensation expense in its statements of operations and has reclassified the expense to cost of services, sales and marketing expenses, and general and administrative expenses.

In the second quarter of 2006, the Company recognized a foreign currency translation loss of RMB1.3 million (US$0.2 million) compared with a translation loss of RMB25,117 in the second quarter of 2005 resulting from an appreciation of the Renminbi against the U.S. dollar.

Excluding share-based compensation and foreign currency translation loss which had no impact on the Company’s cash earnings, non-GAAP adjusted net income for the second quarter of 2006 was RMB35.2 million (US$4.4 million), a 79.0% increase from RMB19.7 million for the second quarter of 2005. Non-GAAP adjusted fully diluted earnings per common share were RMB0.62 (US$0.08) in the second quarter of 2006 compared with RMB0.34 in the second quarter of 2005. Non-GAAP adjusted fully diluted earnings per ADS in the second quarter of 2006 were RMB1.25 (US$0.16) compared with RMB0.69 in the second quarter of 2005.

Six Months 2006 Unaudited Financial Results

Total revenues for the six months ended June 30, 2006 were RMB345.9 million (US$43.3 million), an increase of 19.2% from RMB290.1 million in the comparable period in 2005. Income from operations for the six months ended June 30, 2006 increased 139.7% to RMB63.4 million (US$7.9 million) from RMB26.5 million for the same period last year.

Net income for the first half of 2006 increased 109.3% to RMB52.5 million (US$6.6 million) compared with RMB25.1 million for the same period in 2005. Fully diluted earnings per common share for the first half of 2006 increased to RMB0.93 (US$0.12) from RMB0.44 in the comparable period in 2005. Fully diluted earnings per ADS for the first half of 2006 were RMB1.86 (US$0.23) compared with RMB0.87 in the same period in 2005.

Excluding share-based compensation and foreign currency translation loss, non-GAAP adjusted net income for the six months ended June 30, 2006 increased 112.9% to RMB69.2 million (US$8.7 million) from RMB32.5 million for the six months ended June 30, 2005. Non-GAAP adjusted fully diluted earnings per common share were RMB1.23 (US$0.15) in first half of 2006 compared with RMB0.57 in the same period in 2005. Non-GAAP adjusted fully diluted earnings per ADS in the first half of 2006 were RMB2.46 (US$0.31) compared with RMB1.13 in the same period in 2005.

As of June 30, 2006, the Company’s cash balance was RMB812.5 million (US$101.6 million) compared with RMB830.6 million at December 31, 2005 and RMB785.8 million at March 31, 2006.

In the second quarter of 2006, the Company did not repurchase any ADSs in the open market under a shareholder-approved stock repurchase program which expired in May 2006.

Business Outlook

For the third quarter of 2006, based on current market and operating conditions, the Company’s revenue target is in the range of RMB173 to RMB183 million (US$21.6 to US$22.9 million). Excluding share-based compensation expense and any foreign currency translation losses or gains, the Company’s non-GAAP fully diluted earnings target for the third quarter of 2006 is in the range of RMB0.50 to RMB0.60 per common share (US$0.13 to US$0.15 per ADS). The Company expects aggregate share-based compensation expense in the third quarter of 2006 to be approximately RMB8 million.

Other Company News

At the annual shareholders’ meeting on July 28, 2006, the Company’s shareholders approved an increase of 2,000,000 common shares to the Company’s 2000 Stock Option Plan for a total amount of 7,530,578 common shares. In addition, the Company’s shareholders approved the election of Hiroyuki Honda to the Board of Directors and the re-election of David K. Chao, Shan Li, Donald L. Lucas and Rick Yan as directors of the Company. Mr. Honda is a senior vice president and director of Recruit Co., Ltd., a leading human resource services provider in Japan.

Also in July, the Company completed the purchase of its current principal executive offices at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road for approximately RMB27 million (US$3.4 million). This office space will serve as one of the Company’s Shanghai sales office after the Company moves its principal executive offices to an office complex in Zhangjiang later this year.

In late July, the Company terminated its newspaper contractor relationship with Modern Express in the city of Suzhou. Recruitment advertisements from Suzhou employers will be included in the local edition of 51job Weekly in nearby Shanghai and this combined edition will be distributed in both Shanghai and Suzhou. The Company will continue to maintain a sales office in Suzhou.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB7.9943 to US$1.00, the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of June 30, 2006.

Conference Call Information

Management of 51job will host a conference call at 9:00 p.m. Eastern Time on August 7, 2006 (9:00 a.m. Shanghai / Hong Kong time zone on August 8, 2006) to discuss second quarter 2006 results. The call will be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register and download and install any necessary audio software. Participants may also dial into the teleconference at +1-800-946-0713 (+1-719-457-2642 for international callers) and provide the passcode 6419315. An audio replay of the conference call will be available three hours after completion through August 14, 2006, by dialing +1-888-203-1112 (+1-719-457-0820 for international callers) and entering the passcode 6419315.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 25 cities operating 23 local editions of 51job Weekly and Hong Kong.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of adjusted net income, adjusted earnings per common share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense and foreign currency translation gain or loss. The Company believes excluding stock-based compensation from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding foreign currency translation gain or loss from its non-GAAP financial measures is useful for its management and investors as such translation gain or loss is unrelated to the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and foreign currency translation gain or loss are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

Safe Harbor Statement

Statements in this release regarding targets for the third quarter of 2006, future business and operating results constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the third quarter of 2006; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the third quarter of 2006 or as a result of new information, future events or otherwise.

- Financial tables to follow -
51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	June 30, 2005	June 30, 2006	June 30, 2006
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)

Revenues:
Print advertising	90,502,452	97,061,127	12,141,291
Online recruitment services	38,864,411	55,059,451	6,887,339
Executive search	7,054,774	4,549,848	569,137
Other human resource related revenues	10,998,124	16,692,897	2,088,100
Total revenues	147,419,761	173,363,323	21,685,867
Less: Business and related tax	(8,255,549)	(9,374,831)	(1,172,690)
Net revenues	139,164,212	163,988,492	20,513,177
Cost of services (Note 2)	(69,249,300)	(72,184,698)	(9,029,521)
Gross profit	69,914,912	91,803,794	11,483,656

Operating expenses:
Sales and marketing (Note 3)	(27,377,882)	(31,401,232)	(3,927,953)
General and administrative (Note 4)	(24,158,313)	(30,997,664)	(3,877,470)
Total operating expenses	(51,536,195)	(62,398,896)	(7,805,423)
Income from operations	18,378,717	29,404,898	3,678,233
Loss from foreign currency translation	(25,117)	(1,257,800)	(157,337)
Interest and investment income	4,763,127	4,999,664	625,403
Other income	56,931	98,184	12,282
Income before provision for income tax	23,173,658	33,244,946	4,158,581
Income tax expense	(7,281,976)	(7,279,781)	(910,621)
Net income	15,891,682	25,965,165	3,247,960

Earnings per share:
Basic	0.29	0.47	0.06
Diluted	0.28	0.46	0.06

Earnings per ADS (Note 5):
Basic	0.57	0.94	0.12
Diluted	0.55	0.92	0.12

Weighted average number of common shares outstanding:
Basic	55,756,056	55,138,410	55,138,410
Diluted	57,402,431	56,450,619	56,450,619

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.9943 on June 30, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Includes share-based compensation expense of RMB409,389 and RMB1,279,327 (US$160,030) for the three months ended June 30, 2005 and 2006, respectively.

3.	Includes share-based compensation expense of RMB399,222 and RMB1,099,762 (US$137,568) for the three months ended June 30, 2005 and 2006, respectively.

4.	Includes share-based compensation expense of RMB2,950,732 and RMB5,605,952 (US$701,244) for the three months ended June 30, 2005 and 2006, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Consolidated Statements of Operations

	For the Six Months Ended
	June 30, 2005	June 30, 2006	June 30, 2006
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)

Revenues:
Print advertising	184,192,854	203,716,431	25,482,710
Online recruitment services	70,669,633	103,586,228	12,957,512
Executive search	13,992,996	9,599,983	1,200,853
Other human resource related revenues	21,254,145	29,001,915	3,627,824
Total revenues	290,109,628	345,904,557	43,268,899
Less: Business and related tax	(16,507,612)	(19,099,621)	(2,389,155)
Net revenues	273,602,016	326,804,936	40,879,744
Cost of services (Note 2)	(138,254,440)	(144,911,831)	(18,126,894)
Gross profit	135,347,576	181,893,105	22,752,850

Operating expenses:
Sales and marketing (Note 3)	(59,421,352)	(60,010,221)	(7,506,626)
General and administrative (Note 4)	(49,467,842)	(58,463,561)	(7,313,156)
Total operating expenses	(108,889,194)	(118,473,782)	(14,819,782)
Income from operations	26,458,382	63,419,323	7,933,068
Loss from foreign currency translation	(34,118)	(2,871,438)	(359,186)
Interest and investment income	9,636,930	9,549,576	1,194,548
Other income	487,591	33,707	4,216
Income before provision for income tax	36,548,785	70,131,168	8,772,646
Income tax expense	(11,481,811)	(17,665,371)	(2,209,746)
Net income	25,066,974	52,465,797	6,562,900

Earnings per share:
Basic	0.45	0.95	0.12
Diluted	0.44	0.93	0.12

Earnings per ADS (Note 5):
Basic	0.90	1.91	0.24
Diluted	0.87	1.86	0.23

Weighted average number of common shares outstanding:
Basic	55,708,098	55,031,824	55,031,824
Diluted	57,510,596	56,366,314	56,366,314

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.9943 on June 30, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Includes share-based compensation expense of RMB790,182 and RMB2,226,353 (US$278,493) for the six months ended June 30, 2005 and 2006, respectively.

3.	Includes share-based compensation expense of RMB738,901 and RMB1,913,861 (US$239,403) for the six months ended June 30, 2005 and 2006, respectively.

4.	Includes share-based compensation expense of RMB5,901,856 and RMB9,755,783 (US$1,220,342) for the six months ended June 30, 2005 and 2006, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	June 30, 2005	June 30, 2006	June 30, 2006
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	23,173,658	33,244,946	4,158,581
Add back: Share-based compensation expense	3,759,343	7,985,041	998,842
Add back: Loss from foreign currency translation	25,117	1,257,800	157,337
Non-GAAP income before provision for income tax	26,958,118	42,487,787	5,314,760
Non-GAAP income tax expense	(7,289,511)	(7,273,433)	(909,827)
Non-GAAP adjusted net income	19,668,607	35,214,354	4,404,933

Non-GAAP adjusted earnings per share:
Basic	0.35	0.64	0.08
Diluted	0.34	0.62	0.08

Non-GAAP adjusted earnings per ADS (Note 2):
Basic	0.71	1.28	0.16
Diluted	0.69	1.25	0.16

Weighted average number of common shares outstanding:
Basic	55,756,056	55,138,410	55,138,410
Diluted	57,402,431	56,450,619	56,450,619

	For the Six Months Ended
	June 30, 2005	June 30, 2006	June 30, 2006
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	36,548,785	70,131,168	8,772,647
Add back: Share-based compensation expense	7,430,939	13,895,997	1,738,238
Add back: Loss from foreign currency translation	34,118	2,871,438	359,185
Non-GAAP income before provision for income tax	44,013,842	86,898,603	10,870,070
Non-GAAP income tax expense	(11,492,046)	(17,665,710)	(2,209,788)
Non-GAAP adjusted net income	32,521,796	69,232,893	8,660,282

Non-GAAP adjusted earnings per share:
Basic	0.58	1.26	0.16
Diluted	0.57	1.23	0.15

Non-GAAP adjusted earnings per ADS (Note 2):
Basic	1.17	2.52	0.32
Diluted	1.13	2.46	0.31

Weighted average number of common shares outstanding:
Basic	55,708,098	55,031,824	55,031,824
Diluted	57,510,596	56,366,314	56,366,314

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.9943 on June 30, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	December 31,	June 30,	June 30,
	2005	2006	2006
	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS

Current assets:
Cash	830,633,550	812,489,360	101,633,584
Short-term investments	10,554,529	—	—
Accounts receivable (net of allowance of RMB2,860,275 and RMB2,509,062 as of December 31, 2005 and June 30, 2006, respectively)	22,222,865	39,301,178	4,916,150
Prepayments and other current assets	23,265,437	14,670,342	1,835,100
Deferred tax assets, current	5,867,820	5,424,019	678,486
Total current assets	892,544,201	871,884,899	109,063,320
Property and equipment	32,357,875	142,425,312	17,815,859
Intangible assets	11,380,835	9,731,265	1,217,275
Other long-term assets	26,724,335	29,310,729	3,666,453
Deferred tax assets, non-current	412,314	412,314	51,576
Total assets	963,419,560	1,053,764,519	131,814,483
LIABILITIES

Current liabilities:
Accounts payable	7,358,046	12,528,470	1,567,175
Due to related parties	1,505,515	735,915	92,055
Salary and employee related accrual	19,339,789	17,425,036	2,179,683
Taxes payable	23,201,967	23,177,798	2,899,291
Advance from customers	40,619,516	61,100,588	7,643,019
Other payables and accruals	17,515,264	14,766,803	1,847,166
Total current liabilities	109,540,097	129,734,610	16,228,389
Deferred tax liability , non-current	—	22,224	2,780
Total liabilities	109,540,097	129,756,834	16,231,169
Commitments and contingencies	—	—	—

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 54,876,079 and 55,277,137 shares issued and outstanding as of December 31, 2005 and June 30, 2006, respectively)	45,451	45,770	5,725
Additional paid-in capital	848,423,068	842,484,106	105,385,600
Deferred share-based compensation	(23,141,471)	—	—
Statutory reserves	3,680,707	3,680,707	460,416
Other comprehensive loss	(318,174)	141,425	17,692
Retained earnings	25,189,882	77,655,677	9,713,881
Total shareholders’ equity	853,879,463	924,007,685	115,583,314
Total liabilities and shareholders’ equity	963,419,560	1,053,764,519	131,814,483

Note 1:
The conversion of RMB amounts into USD amounts is based on
the noon buying rate of USD1.00=RMB7.9943 on June 30, 2006
in The City of New York for cable transfers of RMB as
certified for customs purposes by the Federal Reserve Bank
of New York.